EXHIBIT 99.6

                            CONSENT OF SRK CONSULTING

The Board of Directors
Breakwater Resources Ltd.

We consent to the reference of our report of August 2001 which was further revised in June 2003 in this annual report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

"SRK CONSULTING"
SRK CONSULTING

Date:  March 30, 2005